MDS Pharma Services Appoints New President

Gilbert Godin to become new president of MDS' contract research services division

Toronto - October 7, 2004 - MDS Inc. (TSX:MDS, NYSE:MDZ) announced today that Gilbert Godin has been appointed as President, MDS Pharma Services effective November 1, 2004. Mr. Godin was formerly Group Vice President, Early Stage Development at MDSPS and has been with MDS since 1999. MDS Pharma Services, provides contract research services to the global pharmaceutical and biotech industry for drug discovery and drug development.

Mr. Godin takes over this role from Doug Squires who will be moving on to a senior leadership role within the pharmaceutical industry. "Doug's energy and dedication to his role has been key in making MDS Pharma Services a leading player in the provision of contract research services globally," commented John Rogers, CEO of MDS Inc. "Both Gilbert and Doug have been great contributors to the success of this division. We wish Doug all the best in his new role and at the same time look forward to Gilbert's joining the MDS executive management team."

"I'm looking forward to the challenge and opportunity to continue contributing to the growth of MDS through my focus on the needs of our MDS Pharma Services customers," said Gilbert Godin.

Mr. Godin began his career in plant engineering and manufacturing before moving to Schering Canada (a subsidiary of Schering-Plough) as Director of Technical Operations in 1989. A transfer to Schering-Plough France positioned him as the head of a large scale sales force re-engineering and later, as Business Unit Director for Infectiology and various Oncology specialties. In 1999, Mr. Godin joined MDS Neo-Pharm as Vice President and General Manager. While there, he orchestrated the strategic shift of the company from technical leadership to a market-driven one, preparing Neo-Pharm for growth and improved performance.

Mr. Godin attended university in Pure and Applied Sciences at Collège Jean-de-Brébeuf and received a bachelor's degree in Mechanical Engineering from Sherbrooke University. He also holds an MBA from Concordia University

MDS Pharma Services offers a full spectrum of resources to meet the drug discovery and development needs of the pharmaceutical and biotechnology industries. With numerous facilities strategically located around the world, the company applies advanced scientific and technological expertise to each stage of the drug discovery and development process - early stage: lead optimization, pre-IND research, pharmaceutical and biopharmaceutical development, early clinical research (bioequivalence, phases I-IIa) and bioanalysis; and late stage: global clinical development (phases IIb-IV) and central lab. For more information, visit MDS Pharma Services' Web site at www.mdsps.com.

At MDS Inc., our more than 10,000 highly skilled people provide enabling products and services for the development of drugs and the diagnosis and management of disease. We focus on helping to discover new drugs, assisting doctors to diagnose and treat patients and preventing the spread of disease. Find out more about MDS Inc. at www.mdsintl.com or by calling 1-888-MDS-7222, 24 hours a day.

Investor Relations: Sharon Mathers Vice President, Investor Relations 416-675-6777 x 2695	Media Relations: Naomi Nemeth Director, Global External Communications 416-675-6777 x 4692